UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-53832
CUSIP NUMBER 86031Q 10 4

(Check One):   ☒ Form 10-K   [  ]  Form 20-F   [  ]  Form 11-K  [  ]  Form 10-Q  [  ] Form N-SAR

For the Period Ended:

March 31, 2012

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Stevia First Corp.

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Full Name of Registrant

Legend Mining, Inc.

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Former Name if Applicable

5225 Carlson Rd.

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Address of Principal Executive Office (Street and Number)

Yuba City, California 95993

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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2012 by the prescribed date without unreasonable effort or expense due to unanticipated delays encountered in finalizing its financial statements for the prescribed period.  The Registrant anticipates that it will file its Annual Report on Form 10-K within the timeframe allowed by Rule 12b-25.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Robert Brooke	530	231-7800
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes ☐ No

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(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Stevia First Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 29, 2012	By /s/ Robert Brooke

Part IV Section (3)

Explanation of Changes in Results of Operations

The Registrant was a shell company during the fiscal year ended March 31, 2011 and through February 28, 2012.  Beginning in September 2011, the Registrant began transitioning to its new operations as an agricultural biotechnology company engaged in the cultivation and harvest of stevia leaf and the development of stevia products.  In February 2012, the Registrant obtained additional financing commitments from investors and filed Form 10 information with the Securities and Exchange Commission in its Form 8-K filed on February 28, 2012.  The Registrant’s results of operations for the fiscal year ended March 31, 2012 will reflect the commencement of the Registrant’s operations as an agricultural biotechnology company.

The Registrant anticipates a significant increase in its net loss from operations for the fiscal year ended March 31, 2012 over the prior period, including an increase in general and administrative expenses, rent payments, consulting fees and repair and maintenance expenses of approximately $325,000 over the prior period, as a result of the commencements of its operations.  In addition, the Registrant expects to incur significant stock-based compensation expense for the fiscal year ended March 31, 2012.  However, the Registrant is unable to accurately estimate the amount of such expense at this time.

This Form 12b-25 contains forward-looking statements that involve risks, uncertainties, assumptions and other factors, which, if they do not materialize or prove correct, could cause the Company’s results to differ materially from historical results, or those expressed or implied by such forward-looking statements. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including statements containing the words “expects,” “anticipates,” and similar words. These statements include, among others, statements regarding the content of the financial information to be filed in the Form 10-K and the timing for the filing of the Form 10-K for the fiscal year ended March 31, 2012.  The Registrant’s forward-looking statements should be considered in the context of the risk factors disclosed in the current report on Form 8-K filed with the Securities and Exchange Commission on February 28, 2012, which may be found at www.sec.gov. The Registrant assumes no obligation to update any forward-looking statement to reflect events or circumstances arising after the date on which it was made.